CAPITAL MANAGEMENT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025

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SEC FILE NUMBER
8-27779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7900 Xerxes Ave S, Suite 500
(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa Glennie	952-746-1110	mglennie@cap-mgt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
(Name – if individual, state last, first, and middle name)

100 E Sybella Avenue #130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Capital Management Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Management Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capital Management Securities, Inc.'s management. Our responsibility is to express an opinion on Capital Management Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Capital Management Securities, Inc.'s auditor since 2025.

Maitland, Florida

April 28, 2026


CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS


ASSETS		
Cash	$	266,015
Clearing Deposit		15,953
Accounts Receivable		1,917
ROU Asset		436,153
TOTAL ASSETS	$	720,038


LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES		
Accounts Payable	$	264
401(k) Payable		19,699
Payroll Liabilities		7,099
Commissions Payable		1,630
Credit Card		7,427
Leasehold Improvement Allowance		91,110
Operating Lease Liability:		458,237
TOTAL LIABILITIES		585,466

STOCKHOLDERS' EQUITY	
Common Stock, $.01 Per Share, 50,000 Shares Authorized,	
9,105 Shares Issued and 3,116 Shares Outstanding	91
Additional Paid in Capital	57,283
Treasury Stock 5,989 Shares, at Cost	(239,763)
Retained Earnings	316,961
Total Stockholders' Equity	134,572

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	720,038


See notes to financial statements.
1


CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Commissions - Clearing	$	27,199
Commissions - Mutual Funds and Insurance	$	88,943
Mutual Fund 12b1 (distribution fees)	$	366,734
Interest	$	4,795
Other		2,694
Total Revenue		490,365

OPERATING EXPENSES

Commissions	410,649
Salaries and Wages	18,693
Employee Benefits	2,676
Professional Services	3,402
Clearing Fee Expense	7,314
Other Expenses	45,027
Total Operating Expenses	487,761

NET INCOME	$	2,604

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2025

| | Common Stock | | Paid In | Retained | Treasury | |
	Shares	Amount	Capital	Earnings	Stock	Total
BALANCE, January 1, 2025	3,116	$ 91	$ 57,283	$ 314,357	$ (239,763)	$ 131,968
Net Income	-	-	-	2,604	-	2,604
BALANCE, December 31, 2025	3,116	$ 91	$ 57,283	$ 316,961	$ (239,763)	$ 134,572

See notes to financial statements.

3

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash Flows from Operating Activities:		
Net Income	$	2,604
Adjustments to Reconcile Net Income to Net Cash		
Non-Cash ROU Adjustment		22,084
Provided by Operating Activities:		
(Increase) Decrease in Assets		
Accounts Receivable		(1,551)
Clearing Deposit		(100)
Prepaid Commissions		6,424
Increase (Decrease) in Liabilities		
Accounts Payable		(10,639)
401(k) Payable		4,727
Payroll Liabilities		2,381
Credit Card Payable		7,427
Commissions Payable		(838)
Leasehold Improvement Allowance		91,110
Net Cash Provided by Operating Activities		123,629
Net Increase (Decrease) in Cash		123,629
Cash, Beginning of Year		142,386
Cash, End of Year	$	266,015
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$	-

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES`

A. <u>Organization</u> – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. <u>Nature of Operations</u> – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. <u>Use of Estimates</u> – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. <u>Cash Equivalents</u> – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. <u>Clearing Agreement</u> – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit with a minimum of $15,000. The amount of cash in the clearing deposit account at December 31, 2025 was $15,952.77.

F. <u>Accounts Receivable and Allowance for Credit Losses</u> – An allowance for credit losses has not been established as of December 31, 2025. Based upon management's analysis of outstanding accounts receivable as of December 31, 2025 and the Company's past collection experience, an allowance is not considered necessary by management.

G. <u>Recognition of Revenue</u> –The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions on the sale of mutual funds and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership of the securities have been transferred /from the customer.
Commissions from the sale of variable annuities are recognized as revenue at the point in time the associated service is fulfilled, which is based on when the application is accepted by the insurance company.

Distribution Fees (12B-1 Fees). The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the funds, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor's activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

H. <u>Income Taxes</u> – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is

recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2022.

I.   Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

J.   Subsequent Events – The Company has evaluated subsequent events through the date in which the financial statements were available to be issued. The Company has determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

K.   Single Line of Business – The Company is engaged in a single line of business as a securities broker dealer, which is engaged in agency transactions. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining adequate capital. The Company has one operating segment and is managed for the Company as a whole. The measure of profit or loss required to be disclosed in the segments' note is net income as reported.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies at December 31st, 2025.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with two sister companies. Expenses are allocated between the three entities. During 2025 approximately $1,094,166.08 or 95% of common expenses were allocated to the Company's sister companies, respectively. The majority of the expenses are paid by the Company, and the sister companies reimburse the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2025.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share, which is immaterial for the year end December, 31, 2025.

The Company's net deferred tax asset (liability) at December 31, 2025 consisted of:

	Federal	State	Total
December 31, 2025	$(0)	$(0)	$(0)

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of sta,te minimum fees.

NOTE 5 – NET CAPITAL

The Company's minimum net capital requirement under SEA Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness ($127,210 at December 31, 2025) or $25,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2025, the net capital, as computed, was $134,572. Consequently, the Company had excess net capital of $109,572. At December 31, 2025, the percentage of aggregate indebtedness to net capital was approximately 81% versus an allowable percentage of 1500%.

NOTE 6 – RIGHT OF USE ASSET (ROU)

In accordance with ASU No. 2016-02 (Topic 842), the Company in its Statement of Financial Condition this lease as a Right of Use asset and a partially offsetting liability. The amount of the lease asset and lease liability reflects the present value of future unpaid lease payments. The incremental rate used was 6.8%. Amounts reported on the balance sheet as of 12.31.25 were as follows:

Right of Use Asset:	$436,154
Lease Liability	$458,236

NOTE 7 – COMMITMENTS AND CONTINGENCIES

There are no other commitments of contingencies at December 31, 2025.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2025

STOCKHOLDER'S EQUITY at End of Year	$	134,572
ADDITIONS		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		134,572
DEDUCTIONS:		
Unallowable Assets:		
Prepaid Commission		-
Total		-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		134,572
NET CAPITAL at End of Year	$	134,572
REQUIRED CAPITAL		
Basic Capital Requirement:		
Indebtedness		127,209
Required Percent		6.67%
Basic Capital Requirement		8,485
Minimum Capital Required		25,000
EXCESS CAPITAL	$	109,572
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	127,209
Net Capital		134,572
Percent of Debt to Net Capital		94.5%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025, as filed on April 28th, 2026.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2025

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR
CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2025

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client or customer funds or securities.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2025
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025

	Balance Per Focus Report on December 31, 2025	Adjustments Debit	Credit	Balance Per Audited Financial Statements At December 31, 2025
Total Assets	$ 793,423		$ 73,385	720,038
Less: Total Liabilities	636,747	51,281		585,466
Net Worth	156,676		22,104	134,572
Less: Non-Allowable Assets	-			-
Tentative Net Capital	156,676		22,104	134,572
Less: Securities Haircuts	-			-
Net Capital	$ 156,676		$ 22,104	$ 134,572

* as filed on January 14, 2026

See independent auditors' report.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Capital Management Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management Securities, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Capital Management Securities, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Capital Management Securities, Inc. stated that Capital Management Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to affecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capital Management Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Securities, Inc.'s compliance with the exemptive provisions and the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 28, 2026

Capital Management Securities Exemption Report

Capital Management Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription was basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____
Capital Management Securities, Inc.

I, Gregory Stroh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO
4.13.2026